Saddlebrook Resorts, Inc.

5700 Saddlebrook Way

Wesley Chapel, FL 33543

813-907-1111

December 14, 2021

Ameen Hamady

United States

Securities and Exchange Commission

Washington D.C. 20549

Re: Saddlebrook Resorts, Inc.

Form 10-K for the year ended December 31, 2020

Filed April 28, 2021

File No. 002-65481

Dear Mr. Hamady:

The items discussed in the Securities and Exchange Commission notice dated December 6, 2021 were completed in error and will be corrected within the next couple of weeks by filing amended form 10KA.

If you should have any questions please feel free to contact me.

Sincerely,

/s/ Andrew J. Vaughan
Andrew J. Vaughan, Accountant